UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2026
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

June 29, 2026

METHANEX PROVIDES UPDATE ON TRINIDAD AND TOBAGO OPERATIONS

VANCOUVER, BRITISH COLUMBIA (June 29, 2026) - Methanex Corporation (the “Company” or “Methanex”) (TSX: MX) (Nasdaq:MEOH) announced today that it has been unable to agree to a new natural gas contract for its Titan methanol plant in Trinidad and Tobago (860,000 tonnes per year capacity) and, as a result, will begin the process of indefinitely idling the facility. Titan’s existing natural gas contract expires in the third quarter of 2026. Methanex will undertake a preservation process at the Titan plant to provide optionality for a future restart should conditions materially improve. The Atlas methanol plant, a joint venture in which Methanex holds a 63.1% economic interest, remains indefinitely idled in a preserved state.

Rich Sumner, President and CEO, Methanex Corporation, stated, “We have a long history in Trinidad and Tobago with an outstanding organization that has played an important role in our Company’s history. This difficult decision reflects our focus on preserving long-term shareholder value in a challenging environment where the structurally tight gas supply and demand balances in Trinidad and Tobago are making operations commercially unviable. Ahead of this decision, we engaged extensively with the Government of Trinidad and Tobago and the National Gas Company of Trinidad and Tobago, and we recognize and appreciate their ongoing efforts to address the country’s gas supply challenges. We will monitor future developments closely, with a view to reassessing conditions and our position over the coming years. We are now focused on supporting our team members during this challenging period and safely idling and preserving the facility.”

Titan is not currently contributing to the Company’s Adjusted EBITDA and Adjusted Free Cash Flow. Methanex does not expect to incur material cash costs as a result of this decision and any updates to production or financial guidance will be released with Methanex’s regular second quarter financial communications scheduled for July 28, 2026.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Stock Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING

This news release contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “expects,” “will,” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:
•expected restart of idled capacity and timing for start-up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities),
•expected methanol and energy prices,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs, and
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates, and
•global and regional economic activity (including industrial production levels).

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:
•conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•world-wide economic conditions, and
•other risks described in our 2025 Annual Management’s Discussion and Analysis and our First Quarter 2026 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

-end-

Inquiries:
Robert B. Winslow, CFA
Vice President, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: June 29, 2026	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary